Exhibit 99.2

Management Discussion and Analysis

The following management discussion and analysis of results of operations and financial position (“MD&A”) should be read in conjunction with our consolidated financial statements and notes for the three and nine months ended January 31, 2005 (“the third quarter of FY 2005”) and our audited financial statements and notes for the fiscal year ended April 30, 2004 (“FY 2004”).  This MD&A is prepared as of March 2, 2005 and updates our financial condition and results of operations from the MD&A included in our FY 2004 Annual Report (the “Annual MD&A”) as well as the MD&A prepared in connection with the first and second quarters of FY 2005.  The Annual MD&A was prepared with reference to National Instrument 51-102 of the Canadian Securities Administrators (“NI 51-102”) and as a result this MD&A is prepared on the basis of the disclosure requirements for interim MD&A in NI 51-102.  This MD&A, and other reports, statements and communications to shareholders and others, as well as oral statements made by our directors, officers or agents, contain forward-looking statements, including statements regarding the future success of our business and technology strategies, future market opportunities and future financial performance or results. These forward-looking statements are neither promises nor guarantees, but rather are subject to a number of risks and uncertainties, each of which could cause actual results to differ materially from those described in the forward-looking statements.  Some of the risks and uncertainties that may cause such variation are discussed below.  You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made.  You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise more frequently than as may be required in connection with the release of our quarterly reporting of financial results.  You should understand that the sole purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have an impact on the Company’s results.

Our financial statements (and all financial data that has been derived therefrom and included in this MD&A) are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Note 12 to our consolidated financial statements for the third quarter of FY 2005 sets out the significant differences between accounting principles generally accepted in the United States (“U.S. GAAP”) and Canadian GAAP that would affect our consolidated financial statements.  As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to “Geac”, “we”, “our”, “us”, “the Company” or similar expressions refer to Geac Computer Corporation Limited and its consolidated subsidiaries.  All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to “FY” are references to our fiscal year- end on April 30 of each year.

This MD&A, the related financial statements and notes and additional information about Geac, including Geac’s Annual Information Form and its Annual Report for FY 2004, can be viewed on the Company’s website at www.geac.com and through the SEDAR website at www.sedar.com and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Geac’s common shares trade on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC”.  Geac had 86,042,840 common shares issued and outstanding on February 28, 2005.

Overview

We are a leading global provider of software and services for businesses and governmental bodies, providing our customers with financial and operational technology solutions to optimize their “financial value chain” (“FVC”).   Industry analysts describe the FVC as the fiscal view of everything that happens in an organization between the time money flows in and the time money flows back out.  The concept implies a holistic approach to the management of a company’s finances, which allows management to measure performance and share information to drive improved dynamic decision making. The FVC is typically broken down into three elements, each of which our products address – transactions, including accounting, supply chain and payroll, among others; processes, including time and expense management and compliance, among others; and measurement, including budgeting, planning, forecasting and strategy, among others.  Although we view the chief financial officer of a business as our principal customer (because he or she is ultimately responsible for the entity’s finances), we sell to others in an organization who are responsible for one or more of the elements of the FVC.

Our software solutions include cross-industry enterprise application systems (“EAS”) that address our customers’ transactional activities and business processes and monitor, measure and manage their businesses’ performance.  These offerings include financial administration and human resources functions, expense management, time capture, compliance, budgeting, forecasting, financial consolidation, management reporting and analysis, and enterprise resource planning (“ERP”) applications.  We also provide industry-specific applications (“ISA”) for the local government, library, real estate, construction, property management, restaurants and public safety marketplaces, including integrated EAS products for certain of these vertical markets.  We are pursuing a strategy of market leadership in the business performance management (“BPM”) marketplace by offering a growing suite of BPM applications that allows customers to use their transactional data by undertaking analysis and creating reports that enable more informed decision-making at the operational and executive levels.

In addition to the sale of software applications, we provide a broad range of professional services related to our software, including application hosting, consulting, implementation and integration services, and training.

We provide our software and services to approximately 18,000 customers worldwide, including many of the largest companies in the world. These companies rely on our software applications for their financial analysis and transactional and operational processing.  Geac is headquartered in Markham, Ontario and employs approximately

2,200 people globally, with approximately 17% in sales and marketing, 47% in support and services, 21% in product development and 15% in general and administrative positions.

Economic and Market Environment

Our business activity may be impacted by the following general industry trends identified by our observations of competitive activities in the software marketplace, customer feedback and reports from industry analysts:

Industry Consolidation – We believe the software industry in general continues to consolidate and that the ERP sector in particular is a mature marketplace.  This consolidation, most notably the recent acquisition of PeopleSoft by Oracle, has resulted in an environment in which we often compete with large, independent software vendors, resulting in significant pricing pressure.  To maintain and to improve our competitive position within the industry, we believe we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features and services, and to acquire or partner with businesses having offerings that expand and complement our own.

Return on Investment (“ROI”) – We believe that businesses continually face the challenges of managing expenses while growing revenue, overseeing increasingly complex business processes, and complying with myriad regulatory and reporting requirements.  Our experience indicates that central to a customer’s purchasing decision is whether implementing a technology solution will meet the current business requirements and generate a prescribed payback.  We strive to offer products and services that help our customers to improve the performance of their businesses by utilizing their existing ERP systems, thereby avoiding the high costs, and significant disruption, of replacing those systems.  In order to be successful, we will have to continue to deliver solutions that allow our customers to achieve such quantifiable ROI.

Integrated Business Solutions – Beyond simply meeting current business needs, we believe that customers desire integrated, end-to-end solutions that enable financial management of business processes throughout an organization.  One of our strategic objectives is to continue to integrate our product offerings and to continue to transform Geac into a software company uniquely geared to optimizing the efficiency of each customer’s processes relating to its financial operations.  In the third quarter of FY 2005, for example, we sold our integrated Geac Performance Management (“GPM”) solutions to several Anael customers and to two existing System 21 customers.

Geac Growth Strategy- Software Revenue Growth

Our ability to produce new software license revenue from existing and new customers, particularly in growth markets like BPM, has and will continue to play an important role in our growth strategy.  New software license revenue is critically important to us as it generates professional services revenue and ongoing support revenue.  While we believe that by continuing to “Build, Buy and Partner” to execute this strategy we may increase software license revenue growth and decrease maintenance attrition. We continue to remain dependent on acquisitions to generate overall growth in revenue.

Build:  Organic Growth

We have identified the following key business drivers to facilitate organic growth:

Geac Performance Management – Geac Performance Management (“GPM”) is our integrated product suite that enables companies to manage data efficiently, accurately and on a timely basis to allow such data to be used effectively in making operational decisions.  GPM’s more sophisticated features allow companies to tighten the link between business strategy formulation and operational execution by measuring progress and tracking results.  While we continue to sell GPM products on a stand-alone basis to customers who use non-Geac ERP systems, we have also successfully integrated GPM into several of our core ERP products, including Anael, Enterprise Server, Smartstream and System21.  In the third quarter of FY 2005, revenue generated from our GPM product suite represented approximately 15% of our total revenue.

Product Expansion – We continue to develop new products and services and enhance our existing products and services as a means of increasing the depth and breadth of our product offerings.  In the third quarter of FY 2005, we released the latest version of our Expense Management application, having full Web-enabled Travel Planning functionality.  As part of our GPM suite of products, we also released Production Reporting on Reporting Services which is intended to address our customers’ complex reporting requirements.  We also have continued to expand the reach of certain of our existing products by adapting and introducing them into new geographic markets.  For example, in the third quarter of FY 2005 we made our first sale of Geac Strategy Management in the Asia-Pacific region.

Support Revenue – Support revenue currently represents the majority of our total revenue.  In the third quarter of FY 2005 we continued to be successful in maintaining the financial rate of attrition of our legacy EAS business segment at a rate of less than 10% as calculated excluding the effect of foreign currency exchange rates.  Overall support revenue in the third quarter of FY 2005 was essentially unchanged from the same period last year as growth in GPM support revenue offset the decline in our legacy EAS support revenue.  We expect that support revenue, which represented approximately 57% of our total revenue in the third quarter of FY 2005, will continue to decline as customers elect not to renew maintenance contracts.  As well, revenue generated by the GPM product suite, as currently configured, in FY 2005 represented approximately 16% of our total revenue, and will likely be insufficient to offset fully the declining support revenue from our EAS business.

Buy:  Growth Through Acquisitions

Given the relative sizes of the existing components of our business, any revenue growth will be dependent on acquisitions.  We believe that if we successfully execute our growth strategy this dependency could diminish over time when the organic growth of a larger software license revenue stream outpaces the loss of revenue due to maintenance attrition.  We continue to pursue technologies and companies having complementary products that could drive growth through expansion of our client base or extensions of our product suite.  Generally, we target acquisitions that, if successfully executed, could enhance our integrated offerings, and could be consolidated into, and create synergies with, our existing businesses.  This includes acquisitions targeted at expanding our GPM business to enable increased sales to existing and to net new customers, as well as acquisitions of other ERP vendors to expand the scope of our customer base and to allow us to enter into new markets.  The manner in which we finance any such acquisition would be dependent on the specific opportunity at hand and the market conditions at the time of the acquisition.  However, many recent acquisitions in the software industry in general, have occurred at valuations with multiples exceeding two times revenue, making it difficult for Geac to find acquisitions that are both strategic and accretive.

Partner:  Strengthening Relationships

We believe that we need to increase significantly the breadth and depth of our partnership relationships worldwide in order to be successful in executing our growth strategy.

Results of Operations

(all dollar figures in tables are presented in thousands of U.S. dollars)

In the third quarter of FY 2005, software license revenue declined $0.5 million, or 2.5%, and total revenue declined $2.3 million, or 2.0%, when compared to the third quarter of FY 2004.  The slight decrease in software license revenue highlights our continued challenge to generate overall growth from our GPM business unit, which in FY 2005 represented approximately 16% of our total revenue, and from certain of our legacy EAS businesses.  The decline in total revenue in the quarter compared to the same period a year ago was attributable principally, to the continuing decline in hardware revenue as we continued to de-emphasize this lower margin business.  Despite this decline, we experienced increases in gross profit, operating income, net income and earnings per share for the three and six-months periods ended January 31, 2005 compared to the same periods in the previous year.  As of January 31, 2005, we had cash and cash equivalents of $168.5 million.  Our net income and earnings per share were positively impacted by a non-recurring and significant tax benefit in the third quarter of FY 2005 related to the net release of reserves for tax filing positions due to changes in circumstances.  We will continue to manage profitability and build our cash position while we focus on increasing our sales of software licenses for internally developed and acquired software products.

Revenue

					Percentage of total revenue
	Three months ended		Nine months ended		Three months ended		Nine months ended
	January 31,		January 31,		January 31,		January 31,
	2005	2004	2005	2004	2005	2004	2005	2004

Software	$18,211	$18,672	$48,770	$46,803	16.0%	16.1%	14.9%	14.2%
Support and services	90,596	89,591	268,956	261,502	79.5%	77.1%	82.2%	79.5%
Hardware	5,083	7,912	9,462	20,862	4.5%	6.8%	2.9%	6.3%
Total revenues	$113,890	$116,175	$327,188	$329,167	100.0%	100.0%	100.0%	100.0%

					$ Change		% Change
	Three months ended January 31,		Nine months ended January 31,		Three months ended January 31,	Nine months ended January 31,	Three months ended January 31,	Nine months ended January 31,
	2005	2004	2005	2004	2004 to 2005	2004 to 2005	2004 to 2005	2004 to 2005
EAS
Software	$15,927	$16,265	$41,402	$39,450	$(338)	$1,952	(2.1)%	4.9%
Support and services	70,837	69,838	209,379	201,310	999	8,069	1.4%	4.0%
Hardware	4,076	7,090	7,261	17,974	(3,014)	(10,713)	(42.5)%	(59.6)%
Total revenues	$90,840	$93,193	$258,042	$258,734	$(2,353)	$(692)	(2.5)%	(0.3)%

ISA
Software	$2,284	$2,407	$7,368	$7,353	$(123)	$15	(5.1)%	0.2%
Support and services	19,759	19,753	59,577	60,192	6	(615)	0.0%	(1.0)%
Hardware	1,007	822	2,201	2,888	185	(687)	22.5%	(23.8)%
Total revenues	$23,050	$22,982	$69,146	$70,433	$68	$(1,287)	0.3%	(1.8)%

Total revenues	$113,890	$116,175	$327,188	$329,167	$(2,285)	$(1,979)	(2.0)%	(0.6)%

Total revenue for the third quarter of FY 2005 declined $2.3 million, or 2.0%, compared to the third quarter of FY 2004.  The decline in revenue was predominantly due to the cumulative effect of: a $2.8 million decline in hardware revenue which was consistent with the trend seen in the first and second quarters of FY 2005 as we continued to de-emphasize this lower margin business, and a $0.5 million decline in software license revenue, offset by a $1.0 million increase in support and services revenue.  As a percentage of total revenue, software license revenue was essentially unchanged at 16.0% when compared to the same period a year ago.  For the nine months ended January 31, 2005, total revenue declined $2.0 million, or 0.6%, compared to the same period in the previous year.  Although hardware revenue decreased by $11.4 million, we experienced growth in both software license revenue of $2.0 million and support and services revenue of $7.4 million.  As a percentage of total revenue, software license revenue increased to 14.9% for the nine months ended January 31, 2005 compared to 14.2% for the same period in the previous year.  As the software industry continues to consolidate, our new license opportunities are typically characterized by competitive bidding situations which, in turn, increase sales cycle durations and negatively impact pricing.

Total revenue in the EAS segment declined 2.5%, or $2.4 million, to $90.8 million for the third quarter of FY 2005, compared to $93.2 million in the third quarter of FY 2004.  The decline in revenue for this period was attributable to a decline of 2.1%, or $0.3 million, in software license revenue and a decline of 42.5%, or $3.0 million, in hardware revenue, offset by an increase in support and services revenue of 1.4%, or $1.0 million.  The decline in software license revenue was principally attributable to fewer software license sales across our EAS legacy products.  Our support revenue of $47.5 million was essentially unchanged compared to support revenue in the third quarter of FY 2004.  This was attributable not only to an increase in our GPM-related support revenue, but also to our ability to maintain our support revenue attrition rates of less than 10% across our EAS products in FY 2005.  Services revenue of $23.3 million in the third quarter of FY 2005 increased $1.1 million compared to the third quarter of FY 2004.  This overall increase was attributable to increases in our GPM business and several of our EAS legacy products, including System21, RunTime, Anael and Smartstream.  The decline in hardware revenue for the third quarter of FY 2005 compared to the third quarter of FY 2004 was prevalent across predominantly all EAS product lines where hardware revenue is a component of total revenue.

For the nine months ended January 31, 2005, total revenue in the EAS segment decreased 0.3%, or $0.7 million, to $258.0 million from $258.7 million for the same period in the previous year.  Software license revenue and support and services revenue increased $2.0 million and $8.1 million respectively for the nine months ended January 31, 2005 compared to the same period in the previous year.  The increase in software license revenue was principally attributable to an increase in GPM-related product sales and growth in our RunTime and SmartStream software license sales.  Support revenue for the nine months ended January 31, 2005 increased $4.0 million to $143.3 million compared to the same period in the previous year.  The increase was attributable to an increase in support revenue relating to our GPM business and our ability to maintain our support revenue attrition rates under 10% in FY 2005.  Services revenue for the nine months ended January 31, 2005 increased $4.1 million to $66.1 million compared to the same period in the previous year. The increase in services revenue was predominately attributable to an increase in revenue from sales of our GPM-related products.  We also experienced an increase in our services revenue in our System21 and RunTime businesses.

Revenue in the ISA segment was essentially unchanged for the quarter ended January 31, 2005 compared to the same quarter of the previous year.  For the nine months ended January 31, 2005, ISA revenue declined 1.8%, or $1.3 million, to $69.1 million from $70.4 million for the nine months ended January 31, 2004.  This $1.3 million decline was primarily attributable to a $1.8 million decline in the Commercial Systems business due to ongoing competition in this market and continued maintenance attrition related to our legacy products, and a $0.2 million decline in the Restaurants business primarily attributable to a decline in hardware sales.  Increases in the Local Government business of $0.3 million, the Interealty business of $0.3 million, and the Public Safety business of $0.1 million partially offset these declines.

Gross Profit

	Three months ended January 31,		Nine months ended January 31,
	2005	2004	2005	2004

Gross profit on software revenue	87.5%	92.7%	87.5%	88.3%
Gross profit on support and services revenue	59.8%	57.7%	60.8%	58.4%
Gross profit on hardware revenue	19.0%	14.7%	20.4%	14.5%
Gross profit on total revenue	62.4%	60.4%	63.6%	59.9%

Gross profit increased from $70.2 million or 60.4% of total revenue in the third quarter of FY 2004 to $71.0 million or 62.4% of total revenue in the third quarter of FY 2005.  Gross profit increased from $197.1 million or 59.9% of total revenue for the nine months ended January 31, 2004 to $208.1 million or 63.6% of total revenue for the nine months ended January 31, 2005 as a result of sales of higher margin software and support and services revenue continuing to replace lower margin hardware revenue.  Management continues to be uncertain whether we can maintain this gross profit level in future quarters.  For example, our gross profit margin declined from 63.6% in the second quarter of FY 2005 to 62.4% in the third quarter of FY 2005.  Gross profit on software revenue declined in each of the three and nine month periods ended January 31, 2005, compared to the same periods in the previous year.  This decline was due to an increase in royalty costs associated with the sale of certain of our products in which we incorporate third party technology and a general increase in channel sales related to our GPM business.  The increase in our gross profit on support revenue is due to the ongoing focus on the efficiency and utilization rate of our support infrastructure in conjunction with single-digit support revenue attrition in our legacy EAS businesses.

Operating Expenses

Overall operating expenses decreased 4.5%, or $2.4 million, to $49.5 million in the third quarter of FY 2005, compared to $51.9 million in the third quarter of FY 2004.  As a percentage of total revenue, operating expenses decreased from 44.7% in the third quarter of FY 2004 to 43.5% in the third quarter of FY 2005.  Sales and marketing, product development, and general and administrative expenses, taken together, decreased by 5.0%, or $2.5 million.  This was mainly attributable to a decline in personnel and related expenses, reduction in bad debt expense and the success of our ongoing cost-management efforts.

For the nine months ended January 31, 2005, overall operating expenses decreased 2.5%, or $3.7 million, to $145.6 million from $149.3 million for the nine months ended January 31, 2004.  As a percentage of total revenue, operating expenses decreased from 45.3% for the nine months ended January 31, 2004 to 44.5% for the nine months ended January 31, 2005.  Sales and marketing, product development, and general and administrative expenses decreased by 4.8%, or $7.1 million primarily as a result of our ongoing management of expenses.  Our headcount decreased by approximately 200 employees from approximately 2,400 employees at the end of the third quarter of FY 2004 to approximately 2,200 employees at the end of the third quarter of FY 2005.

					$ Change		% Change
	Three months ended January 31,		Nine months ended January 31,		Three months ended January 31,	Nine months ended January 31,	Three months ended January 31,	Nine months ended January 31,
	2005	2004	2005	2004	2004 to 2005	2004 to 2005	2004 to 2005	2004 to 2005
Sales and marketing	$20,116	$19,017	$56,349	$55,241	$1,099	$1,108	5.8%	2.0%
Product development	14,456	15,659	42,755	44,410	(1,203)	(1,655)	(7.7)%	(3.7)%
General and administrative	13,395	15,840	41,409	48,006	(2,445)	(6,597)	(15.4)%	(13.7)%

Sales and Marketing - Sales and marketing expenses increased 5.8%, or $1.1 million, in the third quarter of FY 2005 compared to the third quarter of FY 2004.  As a percentage of total revenue, sales and marketing expenses increased to 17.7% in the third quarter of FY 2005 from 16.4% in the third quarter of FY 2004.  Sales and marketing expenses increased 2.0%, or $1.1 million, for the nine months ended January 31, 2005 compared to the same period in the previous year.  As a percentage of total revenue, sales and marketing expenses increased to 17.2% for the nine months ended January 31, 2005 compared to 16.8% for the nine months ended January 31, 2004.  The increase in expenses was largely attributable to the increase in sales personnel and related costs in our GPM business.  We continue to spend on sales personnel who are focused on obtaining new customers and generating software license growth.  Any benefits derived from hiring such sales personnel would only occur following a transition period which is expected to be approximately nine months. In the future, sales and marketing expenses may increase as a percentage of total revenue as we continue to focus on growing new software license revenue.

Product Development - Product development expenses decreased 7.7%, or $1.2 million, in the third quarter of FY 2005 compared to the third quarter of FY 2004.  As a percentage of total revenue, product development expenses decreased from 13.5% in the third quarter of FY 2004 to 12.7% in the third quarter of FY 2005.  As a percentage of total revenue, product development expenses were 13.1% for the nine months ended January 31, 2005 and 13.5% for the nine months ended January 31, 2004.  The decrease in both the three and nine month periods ended January 31, 2005 reflect lower personnel and related costs resulting from decreased development requirements in various product areas and savings realized through outsourcing arrangements.  In the future, we expect product development expenses to increase as we continue to execute our strategy of targeted internal product development and enhancing and integrating our suite of products.

We currently do not have any capitalized software development costs. Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria, and are expensed as incurred.  Capitalized costs would be amortized over the estimated benefit period of the software developed.  No costs were deferred in the three and nine months ended January 31, 2005 and January 31, 2004 as most projects did not meet the criteria for deferral and, for those projects that met these criteria, the period between achieving technological feasibility and the general availability of the product was minimal, and the associated costs insignificant.

General and Administrative - General and administrative expenses decreased 15.4%, or $2.4 million, to $13.4 million, in the third quarter of FY 2005 from $15.8 million in third quarter of FY 2004.  As a percentage of total revenue, general and administrative expenses decreased from 13.6% in the third quarter of FY 2004 to 11.8% in the third quarter of FY 2005.  General and administrative expenses decreased 13.7%, or $6.6 million, to $41.4 million for the nine months ended January 31, 2005, from $48.0 million for the nine months ended January 31, 2004.  As a percentage of total revenue, general and administrative expenses decreased to 12.7% for the nine months ended January 31, 2005, from 14.6% for the nine months ended January 31, 2004.  This decrease was mainly attributable to expenses incurred in the three and nine-month periods ended January 31, 2004 related to legal settlements, professional fees, and bad debt expenses, which were not required during the same periods in FY 2005.  The decrease was partially offset by an increase in costs related to compliance with new corporate governance regulations and requirements, which trend we expect will continue in the future.

Net Restructuring and Other Unusual Items - Net restructuring and other unusual items in the third quarter of FY 2005 yielded a recovery of $0.7 million, and for the nine months ended January 31, 2005, a recovery of $1.8 million.  These recoveries were mainly attributable to the release of premises and acquisition reserves related to our European based businesses.  The reserves were determined to be no longer required due to negotiated settlements of existing leases and new circumstances related to acquisition reserves.  Net restructuring and other unusual items in the third quarter of FY 2004 yielded a recovery of $0.9 million, and for the nine-month periods ended January 31, 2004, a recovery of $3.8 million.  The recoveries in these prior periods related to the reversal of accrued liabilities and other provisions recorded in prior years which were no longer required and a gain resulting from the sale of assets associated with our Northern Ontario NTC division, partially offset by a charge relating to new information obtained on a lease obligation assumed in the JBA acquisition and a charge for severance related to the restructuring of the Company’s business in North America.

Amortization of Intangible Assets - Amortization of intangible assets was $2.3 million in each of the third quarters of FY 2005 and FY 2004.  Amortization of intangible assets increased from $5.4 million in the nine months ended January 31, 2004 to $6.8 million in the nine months ended January 31, 2005.  This increase was attributable to the amortization of intangible assets acquired in conjunction with the purchase of Comshare, which we acquired in the second quarter of FY 2004.

Interest Income - Interest income was $0.9 million in the third quarter of FY 2005, compared to $0.3 million in the third quarter of FY 2004.  Interest income was $2.1 million in the nine months ended January 31, 2005 compared to $0.9 million in the nine months ended January 31, 2004.  The increase in interest income was primarily a result of higher average cash balances, higher interest rates, and more effective cash management in each of the first three quarters of FY 2005 compared to each of the first three quarters of the previous year.

Interest Expense - Interest expense was $0.4 million in each of the third quarters of FY 2005 and FY 2004.  Interest expense was $1.2 million in the nine months ended January 31, 2005 compared to $0.8 million in the nine months ended January 31, 2004.  This increase was attributable to the amortization of financing costs related to the $50.0 million credit facility obtained in second quarter of FY 2004.

Other Income (Expense) - Other income in the third quarter of FY 2005 was $0.3 million compared to other expense of $1.0 million in the third quarter of FY 2004.  Other income in the nine months ended January 31, 2005 was $0.5 million compared to other expense of $1.8 million in the nine months ended January 31, 2004.  The increase in other income was primarily attributable to a net gain on foreign exchange primarily due to the continued strengthening of the British Pound Sterling and the Euro against the U.S. Dollar.

Income Taxes - We operate globally, and we calculate our tax provision in each of the jurisdictions in which we conduct business.  Our tax rate is therefore affected by the relative profitability of our operations and the tax rates in those various countries.  In the third quarter of FY 2005, we realized a recovery from income taxes of $7.4 million, compared to a provision for income taxes of $3.4 million in the corresponding period in FY 2004.  The effective tax rate for the third quarter of FY 2005 was (33.5%), compared to the effective tax rate in the third quarter of FY 2004 of 19.9%.

For the nine months ended January 31, 2005, the provision for income taxes was $5.5 million, compared to $12.8 million in the corresponding period of the last fiscal year.  The effective tax rate for the nine months ended January 31, 2005, was 8.6%, and the effective tax rate for the nine months ended January 31, 2004 was 27.6%.

The decrease in the effective tax rate for both the three and nine-month periods ended January 31, 2005 compared to the corresponding periods in the previous year was predominantly due to the $13.9 million net release of income tax provisions established in prior periods that were no longer required.

The release of $13.9 million of net reserves during the quarter is a non-cash benefit to the Company and is an unusual event that is not anticipated to occur on a quarterly basis.  The net release was comprised of the release of income tax provisions established in prior periods in the aggregate amount of $22.1 million, offset by the establishment of $8.2 million in new income tax provisions.  Each quarter management evaluates the Company’s tax filing positions and determines whether there has been a change in circumstances that requires the release of previously established reserves, or the requirement to establish new reserves.  Reserves are set up when they can be reasonably estimated, and it is probable that a taxing authority will disagree with a tax position that will result in additional taxes being paid, or a future tax asset will be impaired.

Based on the current facts and circumstances, we continue to anticipate that the effective tax rate for FY 2005 will be below the effective tax rate for FY 2004.

Net Earnings - Net earnings increased 115.7%, or $15.9 million, to $29.7 million, or $0.34 per diluted share, in the third quarter of FY 2005, compared to $13.8 million, or $0.16 per diluted share, in the third quarter of FY 2004.  Net earnings increased 74.9%, or $25.0 million, to $58.4 million, or $0.67 per diluted share, for the nine months ended January 31, 2005, compared to $33.4 million, or $0.39 per diluted share, for the nine months ended January 31, 2004.  Net earnings were positively impacted by the non-recurring tax benefit in the third quarter of FY 2005, however earnings from operations before income taxes contributed $0.25 to the $0.34 earnings per diluted share.

Compared to FY 2004, currency fluctuations (primarily attributable to the continued strengthening of the Euro and British Pound Sterling against the U.S. Dollar) had the effect of slightly increasing net earnings by $0.1 million in the third quarter of FY 2005 and $1.3 million for the nine months ended January 31, 2005.  The net increase in net earnings in the third quarter of FY 2005 resulted from a foreign exchange gain on revenue of $4.3 million, offset by a foreign exchange loss on expenses of $4.2 million.  The net increase in net earnings in the nine months ended January 31, 2005 resulted from a foreign exchange gain on revenue of $12.5 million, offset by a foreign exchange loss on expenses of $11.2 million or a net increase of $1.3 million.

Summary of Quarterly Results

The following table sets forth in summary form the unaudited consolidated statements of earnings for each of our most recently completed eight fiscal quarters.  Our data was derived from our unaudited consolidated statements of earnings that were prepared on the same basis as the annual audited consolidated statements of earnings and, in our opinion, include all adjustments necessary for a fair presentation of such information.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2004 and FY 2003.  The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

Condensed Consolidated Quarterly Statements of Earnings

(In thousands of U.S. dollars, except per share data)

	2003	2004				2005
	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3

Total revenue	$102,588	$101,525	$111,467	$116,175	$116,105	$106,868	$106,430	$113,890

Cost of revenue	39,785	40,836	45,227	45,991	43,042	37,471	38,755	42,840

Gross profit	62,803	60,689	66,240	70,184	73,063	69,397	67,675	71,050

Operating expenses	60,914	46,528	50,837	51,901	48,672	48,825	47,237	49,544

Earnings from operations	1,889	14,161	15,403	18,283	24,391	20,572	20,438	21,506

Net earnings	(2,265)	9,367	10,264	13,755	23,781	13,512	15,204	29,670

Basic EPS	(0.03)	0.11	0.12	0.16	0.28	0.16	0.18	0.35

Diluted EPS	(0.03)	0.11	0.12	0.16	0.27	0.15	0.17	0.34

Note: Some of the amounts have been restated to reflect the adoption of new accounting standards, see “notes 2, 3 of the January 31, 2005 unaudited interim financial statements”.

Liquidity and Financial Condition

	As at January 31 2005	As at April 30, 2004 (1)	$ Change

Cash and cash equivalents	$168,491	$86,050	$82,441
Current assets	245,670	194,518	51,152
Total assets	443,670	406,903	36,767
Current liabilities	200,552	232,520	(31,968)
Long-term liabilities	36,706	38,312	(1,606)
Total shareholders’ equity	206,412	136,071	70,341

(1)   We have adjusted our consolidated balance sheet as at April 30, 2004, and our consolidated statements of cash flows for the nine months ended January 31, 2005 and the three and nine months ended January 31, 2004.  In February 2005, it was determined that the Company’s previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet for the year ended April 30, 2004 resulted in a decrease of cash and cash equivalents and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in a decrease of $14,000 in cash from investing activities for the three months ended January 31, 2004 as a result of net purchases of the auction rate securities.  For the nine months ended January 31, 2005, cash flows from investing activities increased by $26,500 as a result of net sales of the auction rate securities which occurred in the first quarter of fiscal 2005, and for the nine months ended January 31, 2004, cash from investing activities decreased by $8,000 as a result of net purchases of these securities.  The ending balance for cash and cash equivalents for the three and nine months ended January 31, 2004 was reduced by $28,000 as a result of the classification to short-term investments.  These reclassifications had no impact on our results of operations, net cash provided by operating activities or total current assets.

At January 31, 2005, cash and cash equivalents totalled $168.5 million, compared to $86.1 million at April 30, 2004 and $121.8 million at October 31, 2004.  Total assets increased $36.8 million from $406.9 million at April 30, 2004 to $443.7 million at January 31, 2005.  The increase in total assets was primarily due to the increase in cash generated throughout our business.  This increase was partially offset by a decrease in intangible assets resulting from the amortization of intangibles in the period, and a net decrease of future tax assets in the period of $7.2 million.  The net decrease of future tax assets encompasses a utilization of future tax assets of $13.6 million offset primarily by a release of valuation allowance of $5.7 million in connection with the acquisition of Comshare.  The $5.7 million resulted in a corresponding decrease in the goodwill associated with that acquisition.

Current liabilities decreased $32.0 million from $232.5 million at April 30, 2004, to $200.5 million at January 31, 2005.  This decrease primarily resulted from a reduction in accounts payable and accrued liabilities, income taxes payable and deferred revenue.  The decrease in accounts payable and accrued liabilities was primarily attributable to the payment of FY 2004 compensation accruals and legal settlements of approximately $4.2 million, as well as the release of previously accrued premises and restructuring reserves that were no longer required as a result of a change in circumstances.  The decrease in income taxes payable was due to the release of reserves made in previous years that are no longer required due to changes in circumstances.  Deferred revenue is primarily composed of deferred support revenue, which is recognized ratably over the term of the related maintenance agreement, normally one year, and deferred professional services revenue, which is recognized as such services are performed.    The decrease in deferred revenue in the third quarter reflects continued maintenance attrition in our EAS legacy businesses, partially offset by the support revenue related to new software license sales which represents a significantly lower percentage of our total revenue.  While we continue to see the largest volume of maintenance renewal contracts in the last month of the third quarter of our fiscal year, the decrease in deferred revenue in the quarter was expected due to the time it takes to collect amounts due under these contracts.

Net Changes in Cash Flow

	Three months ended January 31		$	Nine months ended January 31		$
	2005	2004 (1)	Change	2005	2004 (1)	Change
Net cash provided by operating activities	$43,050	$30,764	$12,286	$48,111	$28,036	$20,075
Net cash used in (provided by) investing activities	(833)	(14,972)	14,139	23,722	(49,021)	72,743
Net cash provided by (used in) financing activities	1,989	910	1,079	3,974	(884)	4,858
Effect of exchange rate changes on cash and cash equivalents	2,472	1,377	1,095	6,634	3,002	3,632
Net increase (decrease) in cash and cash equivalents	46,678	18,079	28,599	82,441	(18,867)	101,308

The improvement in net cash provided by operating activities for both the three and nine-month periods ended January 31, 2005 was primarily attributable to higher net income, along with improvements in deferred revenue, offset by an increase in current accounts receivable attributable to the increase in sequential sales for the comparative periods.

Net cash used in investing activities decreased for the three months ended January 31, 2005 primarily due to the purchase of short-term investments in the prior year and a decline in the purchase of property and equipment.  Net cash provided by investing activities decreased for the nine months ended January 31, 2005 primarily due to our purchase of Comshare in August of 2003, a net change in short-term investments, and a decline in the purchase of property and equipment.

The difference in net cash provided by financing activities for both the three and nine-month periods ended January 31, 2005 was attributable to financing costs incurred in the second quarter of FY 2004 related to the credit facility obtained in the second quarter of FY 2004, offset by the increase in cash proceeds from the exercise of stock options.

Capital Resources and Commitments

We obtained a credit facility in the second quarter of FY 2004 that is collateralized by substantially all of our assets and the assets of certain of our U.S. and Canadian subsidiaries.  This facility is guaranteed by certain of our U.S., Canadian, U.K and Hungarian subsidiaries.  The facility is available for our working capital needs and other general corporate purposes and for the needs of our subsidiaries that are parties to the facility agreement.  As of January 31, 2005, $2.2 million of the $5.0 million letter of credit sub-facility had been utilized, and the remaining $47.8 million of the $50.0 million revolving line of credit was available for future cash needs.

We do not enter into off-balance sheet financing as a general practice.  Except for operating leases, uncollateralized bank guarantees and uncollateralized letters of credit   all of our commitments are reflected in our balance sheets.  Commitments include operating leases for office equipment and premises, letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, in each case, primarily in connection with premises leases and contracts with public- sector customers.  We do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a significant effect on our assets and liabilities at January 31, 2005.

Foreign Currency Risk

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar.  Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings.  Currently, we do not engage in the use of hedging techniques to mitigate the existence of such currency risks, however we may make use of such financial instruments in the future.

Risks and Uncertainties

We operate in a dynamic and rapidly changing environment and industry, which exposes us to numerous risks and uncertainties.  The following section describes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations.  Additional risks and uncertainties not described below or not presently known to us may also affect our business, financial condition or results of operations.  If any of these risks occurs, our business, financial condition, or results of operations could be seriously harmed.  This section should be read in conjunction with the unaudited consolidated financial statements for the quarter ended January 31, 2005 and the audited Consolidated Financial Statements for the year ended April 30, 2004 and Notes thereto, and the other parts of this MD&A.

We have had losses in the past and may not maintain our current profitability in the future.  The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

We generated net earnings of $58.4 million for the nine months ended January 31, 2005 and $57.2 million for the year ended April 30, 2004.  Although we had net earnings for the past three fiscal years, we had a net loss of $169.4 million for the year ended April 30, 2001.  In the past, our losses have resulted principally from costs incurred to realign our global operations and our conclusion that the goodwill we carried on our consolidated balance sheet was impaired.  Although we recently achieved profitability, we expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability.  We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods.  If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced.  A failure to maintain profitability could materially and adversely affect our business.

In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

Although no such write-downs or charges were required during FY 2004, we periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of our intangible assets and goodwill as part of any such future review.  We also periodically review opportunities to more efficiently organize operations, and may record further restructuring charges in connection with any such reorganization.  Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

Our revenues and operating results fluctuate significantly from quarter to quarter.  Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season.  These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with our revenue recognition policies.

Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

•                  the timing of significant orders, and delivery and implementation of our products;

•                  the gain or loss of any significant customer;

•                  the number, timing and significance of new product announcements and releases by us or our competitors;

•                  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

•                  order cancellations and shipment rescheduling delays;

•                  patterns of capital spending and changes in budgeting cycles by our customers;

•                  market acceptance of new and enhanced versions of our products;

•                  changes in the pricing and the mix of products and services that we sell and that our customers demand;

•                  the demand for our products and the market conditions for technology spending;

•                  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

•                  the level of product and price competition;

•                  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

•                  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

•                  the timing of any acquisitions and related costs;

•                  changes in personnel and related costs; and

•                  legal proceedings in the normal course of business.

In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications.  These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter.  In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control.  A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital.  As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers’ budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by us or our competitors.

If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall.  As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful.  You should not rely on these comparisons to predict our future performance.

We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition.  Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers.  Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us.  Customer attrition occurs for a variety of reasons, including a customer’s decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether.  It can also occur when a customer is acquired or ceases operations.

To date, we have experienced relatively predictable and stable customer attrition.  We have been able to replace portions of revenue lost through attrition with new revenue from maintenance and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability of competitors’ products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition.  Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability.  In such circumstances, higher-than-expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

We believe, based on feedback from our industry and internal analysis, that our future success depends upon our ability to make additional worthwhile acquisitions to offset the effect of customer attrition, such as our acquisitions of Extensity and Comshare.    We cannot be certain that we will be able to identify suitable new acquisition candidates that are available for purchase at reasonable prices.  Even if we are able to identify such candidates, we may be unable to consummate an acquisition on suitable terms.  If we are unable to find and consummate additional worthwhile acquisitions, it is likely that our revenues and stock price will decline due to the adverse impact this would have on our ability to grow our business and offset the effect of customer attrition.  Many recent transactions in the software industry in general, and the BPM segment in particular, have occurred at valuations with multiples exceeding two times revenue.  Consequently, identifying suitable acquisition targets has become increasingly difficult and this has impaired our ability to execute accretive acquisitions, given Geac’s own enterprise value to revenue ratio of approximately 1.2-to-1 as of the end of the third quarter of FY 2005.  When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring.  In addition, to achieve desired growth rates as we become larger, we are likely to focus more heavily on larger companies for acquisition and continue to target public companies as potential acquisition candidates.  The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business.  If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Our inability to successfully integrate other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

We made one acquisition in FY 2004 and two acquisitions during FY 2003.  We made numerous acquisitions prior to FY 2002, including eleven during FY 2000.  We are frequently in formal or informal discussions with potential acquisition candidates and may acquire, or make large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services.  Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management’s attention from, and disruption of, our ongoing business; failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from businesses that we acquire; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect.  Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; unanticipated costs or liabilities; and other factors.  In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies.  If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers.  As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures.  For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and from customer to customer.  The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations.  We may experience delays over which we have no control and which further extend that period.  During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies.  If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss.  Any significant or ongoing failure to ultimately achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuates rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and may reduce our gross profits, profitability and market share.

We depend upon the capital spending budgets of our customers.  World economic conditions have, in the past, adversely affected our licensing and support revenue. The continued weakness in our revenues from sales of new licenses of our enterprise applications systems appears to be consistent with the experience of other participants in our industry.  If economic or other conditions reduce our customers’ capital spending levels, our business, results of operations and financial condition may be adversely affected.  There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending.  Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems.  Currently, our sales data and observations within the industry indicate that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

In addition, the purchase and implementation of our products can constitute a major portion of our customers’ overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions.  Continuation of the current economic circumstances or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows.  In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

We face significant competition from other providers of enterprise application software and systems, which may reduce our market share or limit the prices we can charge for our systems and services.

The enterprise software market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle Corp., Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, SAP AG, SSA Global, Infor and Intentia, and many other suppliers selling to small and mid-sized customers.  As a result, competition is intense, and significant pricing pressure exists.  The intensity of this competition increases as demand for products and services, such as those offered by us, weakens.  To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost-effective manner, new products, product features, and services.  In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications.  Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor’s applications or to enter into a maintenance contract with a third party to service their software.

We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of our products that are based on older technology.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.  Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.  This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share.  In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and support revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do.  The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products.  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do.  Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue.  Some of these factors are: vendor and product reputation; industry-specific expertise; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability.  Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.  Not all of our existing products compete equally well with respect to each of these factors.  To the extent that we conclude that one or more of our existing products are unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product.  This could result in customer dissatisfaction, increased customer attrition rates and a decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

Our experience indicates that there is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments.  This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do.  As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify.  Industry participants with a broader range of product offerings may be better able to meet customers’ needs and win new business.  In addition, as a result of this trend, customers’ buying patterns may be impacted.  The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced.  To the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

If we consummate new acquisitions, resulting growth may place significant demands on our management resources and operational infrastructure.  Any failure to manage this growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

In the past, we experienced substantial growth, primarily through acquisitions, which significantly expanded our operations. We made 33 acquisitions between May 1, 1996 and October 31, 2004, and we plan to continue to make acquisitions in the future.  Growth and expansion resulting from future acquisitions may place a significant demand on our management resources.  To manage post-acquisition growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to retain, integrate, motivate and manage the employees who transition to our operations following an acquisition.  We may not be able to manage such expansion effectively and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses.  Any such decline in profitability could adversely impact the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

We have in the past divested, and may in the future consider divesting, certain portions of our business.  Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue.  To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period.  In addition, we face the risk that we may be unable to retain qualified personnel within that business division during this period.  These risks could prevent us from successfully completing on favorable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions that we are considering for divestiture.  Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties.  We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2004 and FY 2003.  Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2004 and FY 2003.  Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions.  Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency.  To date, we have not used forward, exchange contracts to hedge exposures denominated in non-U.S. currencies or any other derivative financial instrument for trading, hedging, or speculative purposes.

Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs.  We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.  In addition, fluctuations in exchange rates could affect the demand for our products.  Additional risks we face in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, difficulty in enforcing our agreements through foreign legal systems, problems in collecting accounts receivable, complex international tax and financial reporting compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and impairment of our operating results.

Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates.  Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows.  Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year-end budget cycles.  Most of our maintenance contract renewals occur on a calendar-year basis.  Accordingly, cash receipts from maintenance contract renewals are usually highest in the January quarter and lowest in the July and October quarters.  These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse.  Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets.  For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season.

Impact of geopolitical and other global or local events may have a significant effect on our operations.

Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel.  In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected.  The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers.  Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition.  In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks.  Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

We depend on key technical, sales, and senior management personnel.  Many of these individuals would be difficult to replace if they were to leave our employment.  In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees.  Any such new hires may require a significant transition period prior to making a meaningful contribution to the Company.  Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees.  Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

Our future growth depends, in part, upon our ability to develop new products and to improve existing products.  Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers.  If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

Our future success largely depends on the continued efforts and abilities of our executive officers.  Their skills, experience and industry contacts significantly benefit us.  Although we have employment and non-competition agreements with members of our senior management team we cannot assure you that they or our other key employees will all choose to remain employed by us.  If we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed.  We do not maintain key-man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry.  Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings.  In addition, the life cycles of our products are difficult to estimate.  While we believe some of our products may be nearing the end of their product life cycles, we cannot estimate the decline in demand from our customer of maintenance and support related to these products.  Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize.  Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition.  We may be unable to respond on a timely basis to the changing needs of our customer base and the new applications we design for our customers may prove to be ineffective.  Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry.  Our software products must remain compatible with evolving computer hardware and software platforms and operating environments.  We cannot assure you that we will be successful in these efforts.  In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.  If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

As a part of our business strategy, we have formed, and intend to continue to form collaborative relationships with other leading companies to increase new license revenue.  Our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies.  We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful.  In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products.  Such parties may also be acquired by our competitors to terminate our relationship or they may experience financial or other difficulties that lessen their value to us and to our customers.  Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third-party technology incorporated in our products, and, if so, impaired relations with these third parties, errors in their technology, or their inability to enhance the technology over time could harm our business.

We incorporate third-party technology into our products.  Currently, the third-party providers include, without limitation: IBM, Impromptu, FRx, Jacada, Brio, Apache Foundation, Microsoft, Lombardi, IBI, Pervasive, BEA Systems, DataMirror, Business Objects and Sun Microsystems.  We may incorporate additional third-party technology into our products as we continue to develop our existing products and expand our product lines.  The operation of our products would be impaired if errors occur in the third-party technology that we license.  It is more difficult for us to correct errors in third-party technology because the technology is not within our control.  Accordingly, our business may be adversely affected in the event of errors in this technology.  Furthermore, it may be difficult for us to replace any third-party technology if a vendor seeks to terminate our license to use the technology.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade-secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights.  Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary.  Policing unauthorized use of our technology, if required, may be difficult, time consuming, and costly.  Our means of protecting our technology may be inadequate.

Third parties may apply for patent protection for processes that are the same as, or similar to, our processes, or for products that use the same or similar processes as our products.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary.  Third parties may also independently develop similar or superior technology without violating our proprietary rights.  In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

Trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks.  Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products.  Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights.  Any claims or litigation can be time consuming and expensive regardless of their merit.  Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results.  We have experienced product development delays in the past and may experience delays in the future.  In particular, we may experience product development delays associated with the integration of recently acquired products and technologies.  Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

If our customers demand performance guarantees, the costs and risks associated with offering our products and services will increase.

We and our competitors are being requested, with increasing frequency, to provide specific performance guarantees with respect to the functionality of certain aspects of our software.  Similarly, we have been requested to quote fixed-price bids for professional services.  These requests present risks, because no two implementations of our software are identical, and therefore we cannot accurately predict precisely what will be required to meet these performance standards.  If this trend continues, our profitability may be affected if we are required to spend more to meet our commitments.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

As a result of their complexity, software products may contain undetected errors or failures when entering the market.  Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products.  In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all.  The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products.  Such publicity could reduce revenue from new licenses and lead to increased customer attrition.  Alleviating these errors and failures could require significant expenditure of capital and other resources by us.  The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers.  Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services.  We have in the past been, and may in the future continue to be, subject to these kinds of claims.  Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs.  Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition.  In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, Extensity products, and Interealty division are dependent on the uninterrupted operation of our data centers.  Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

The hosting services offered by our AppCare remote application management service, Extensity products, Anael, Local Government and Interealty business depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events.  If any of our data centers were to become inoperable for an extended period we might be unable to provide our customers with contracted services.  Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed.  As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet.  There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible.  Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business.  In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations.  We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches.  Further, a well-publicized compromise of security could deter people from using our Web-hosted products to conduct transactions that involve transmitting confidential information.  Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt new regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services.  It is possible that new legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally and reduce demand for our products and services.

Our shareholder protection rights plan may discourage take-over attempts.

We have adopted a shareholder protection rights plan pursuant to which one right for each Geac common share has been issued.  The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares that would have the effect of diluting the interests of potential acquirers.  The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Extensity, a company we acquired in March 2003, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

Extensity, a company we acquired in March 2003, is subject to a class action suit which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which would be funded by the issuers’ insurers.  On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.  If the settlement is not finally approved, this action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

We may have to defer revenue recognition due to several factors, including whether:

•      we are required to accept extended payment terms;

•      the transaction involves contingent payment terms or fees;

•                  the transaction involves acceptance criteria or there are identified product-related issues; or

•                  license agreements include products that are under development or other undelivered elements.

Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services.  Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to additional tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities.  Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities.  In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain.  Although we strive to ensure that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

We also have exposure to additional non-income tax liabilities.  We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions.  We are regularly under audit by tax authorities with respect to these non-income taxes.

Terrorist attacks or hostilities could harm our business.

Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing of, capital expenditures by corporations for information technology. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue.  In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

To comply with the Sarbanes-Oxley Act of 2002 (“SOXA”), as well as recent changes to stock exchange standards, we may be required to hire additional personnel, make additional investment in our infrastructure and we are utilizing more outside legal, accounting and advisory services than in the past, all of which will cause our general and administrative costs to increase.  Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase.  Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Currently, we qualify as a “foreign private issuer” for U.S. federal securities law purposes. “Foreign private issuers” need to comply with the requirements of SOXA Section 404, and certain other requirements under SOXA, for all fiscal years ending after July 15, 2006.  As a result, if we continue to qualify as a “foreign private issuer” we will first be required to comply with Section 404 and certain other SOXA requirements for the first time in respect of our fiscal year ending April 30, 2007.  If, for any reason, we do not continue to qualify as a “foreign private issuer” through April 30, 2005 because, among other possible reasons, the percentage of our voting securities owned by residents of the United States exceeds 50%, we will need to comply with these requirements for the first time in respect of our current fiscal year.  In conjunction with the Section 404 requirements that management report on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, we are engaged in an ongoing process to document, evaluate and test our disclosure controls and procedures, including corrections to existing controls and additional controls and procedures that we may implement. Although we have committed and are continuing to commit significant human and other resources to the SOXA compliance effort, we can make no assurance that we will be able to complete the Section 404 process or otherwise fully comply with the requirements under SOXA prior to, or for any fiscal period ending prior to, April 30, 2007.  Any unfavorable Section 404 report or other report disclosing our failure to meet the requirements of SOXA could undermine investor confidence and the value of our stock and subject us to possible litigation.

Critical Accounting Estimates

Certain accounting estimates are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management.  An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.  After consultation with our internal and external financial advisors, we believe that there have been no significant changes in our critical accounting estimates since the disclosure made in the Annual MD&A.

Changes in Accounting Policies

There have been no significant changes in our accounting policies since April 30, 2004

Recent Accounting Pronouncements

Canadian GAAP

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued Canadian Institute of Chartered Accountants (“CICA”) handbook section 1530 Comprehensive Income (“Section 1530”), handbook Section 3855 Financial Instruments — Recognition and Measurement (“Section 3855”) and handbook section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA handbook section 3860 Financial Instruments- Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how instrument gains and losses are to be presented.  Section 3865, Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are substantially harmonized with U.S. GAAP and are effective for us beginning May 1, 2007. We are currently evaluating the impact of these standards on our consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

We adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures in the notes to the consolidated financial statements.  Under SFAS 123R, we must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

The provision of SFAS 123R are required to be adopted by us in the second quarter of fiscal 2006, beginning August 1, 2005 utilizing one of the two methods of adoption provided by the standard.  We are currently evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the second quarter of fiscal 2006, beginning on August 1, 2005.  We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.